Exhibit 99.2
January 26, 2023
NOTICE OF REDEMPTION OF ALL OUTSTANDING
PUBLIC WARRANTS (CUSIP N30577113) AND PRIVATE PLACEMENT WARRANTS
Dear Warrant Holder,
Ermenegildo Zegna N.V. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, nominal value €0.02 per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of November 23, 2020, between Investindustrial Acquisition Corp. (“IIAC”) and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment, dated as of December 17, 2021, by and between IIAC and Continental Stock Transfer & Trust Company, and by the Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among IIAC, the Company, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc. (together, the “Warrant Agreement”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). The Public Warrants were originally issued as part of the units sold in IIAC’s initial public offering. Pursuant to the transactions contemplated by the Business Combination Agreement, dated as of July 18, 2021, among, inter alios, IIAC and the Company (as amended from time to time), which were consummated on December 17, 2021 (such transactions, the “Business Combination”), the Public Warrants sold in the IPO to purchase Class A ordinary shares of IIAC were converted into warrants to purchase Ordinary Shares on the terms and conditions set forth in the Warrant Agreement.
In addition, the Company will redeem all of its outstanding warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued by the Company in a private placement transaction in connection with the Business Combination under the Warrant Agreement, dated as of December 17, 2021, by and between the Company, Computershare Trust Company, N.A., and Computershare Inc. (the “New Warrant Agreement”) on the same terms as the outstanding Public Warrants.
Computershare Trust Company, N.A. and Computershare Inc. act as warrant agent (the “Warrant Agent”) with respect to the Warrants.
Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price of the Ordinary Shares for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given (the “Reference Value”) equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent has delivered this notice of redemption to each of the registered holders of the outstanding Warrants.
The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable Ordinary Shares underlying such Warrants. At any time after this notice of redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to (i) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share (the “Cash Exercise Price”) or (ii) surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”) in which case the surrendering holder will receive a number of Ordinary Shares to be determined in accordance with the terms of the Warrant Agreement or the New Warrant Agreement (as applicable) and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Ordinary Shares during the ten trading days immediately following the date on which this notice of redemption is sent to registered holders of Warrants. The Company will provide holders the Redemption Fair Market Value no later than one business day after such ten-trading day period ends. In no event will the number of Ordinary Shares issued in connection with a surrender on a cashless basis exceed 0.361 Ordinary Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.
The Ordinary Shares and the Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. We understand from the NYSE that February 22, 2023, the third trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.
The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained in this Notice of Redemption. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.
TERMS OF REDEMPTION; CESSATION OF RIGHTS
The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants.
The Company is exercising this right to redeem the Public Warrants pursuant to Section 6.2 of the Warrant Agreement and the Private Placement Warrants pursuant to Section 6.2 of the New Warrant Agreement. Pursuant to such provisions, the Company has the right to redeem all of the outstanding Public Warrants if (i) the Reference Value equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants.
The last sales price of the Ordinary Shares has equaled or exceeded $10.00 per share and was less than $18.00 per share on each of twenty trading days within the thirty-day trading period ending on January 23, 2023 (which is the third trading day prior to the date of this notice of redemption).
EXERCISE PROCEDURE
Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Ordinary Shares. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which case the surrendering holder will receive a number of Ordinary Shares to be determined in accordance with the terms of the Warrant Agreement or the New Warrant Agreement (as applicable) and based on the Redemption Date and the Redemption Fair Market Value. The Company will notify holders as to the Redemption Fair Market Value no later than one business day after the relevant ten-trading day period ends. In no event will the number of Ordinary Shares issued in connection with a surrender on a cashless basis exceed 0.361 Ordinary Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.
Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.
Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.
Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) the warrant certificate representing the Warrants being exercised (a “Warrant Certificate”), if applicable, (2) a fully and properly completed “Election to Purchase” (forms of which are attached hereto as Annex A and Annex B, for the Public Warrants and the Private Placement Warrants, respectively), duly executed and indicating, among of things, the number of Warrants being exercised and whether such Warrants are being exercised for cash or surrendered on a cashless basis, and (3) if exercised for cash, payment in full of the Cash Exercise Price (and any and all applicable taxes) via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:
Computershare Trust Company, N.A.
150 Royall Street Suite V
Canton, Ma 02021
Attention: Corporate Action Voluntary

The method of delivery of the Warrants is at the option and risk of the holder If delivered by mail, we recommend registered, insured mail.
The Warrant Certificate (if applicable), the fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate (if applicable), a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.
PROSPECTUS
A prospectus (and the supplements thereto) covering the Ordinary Shares issuable upon the exercise of the Warrants is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-262242) (the “SEC”). The SEC also maintains an Internet website that contains a copy of the prospectus (and the supplements thereto) included in the registration statement. The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our website at https://ir.zegnagroup.com.
REDEMPTION PROCEDURE
Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.
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Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson, at +1 866 628 6079.

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: 866-628-6079

Sincerely,

Ermenegildo Zegna N.V.
/s/ Gianluca Ambrogio Tagliabue
Gianluca Ambrogio Tagliabue
Chief Operating Officer and Chief Financial Officer

Annex A
ELECTION TO PURCHASE
The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [ ] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Ermenegildo Zegna N.V. (the “Company”) in the amount of $[ ] in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of [ ], whose address is [ ] and that such Ordinary Shares be delivered to [ ] whose address is [ ]. If said [ ] number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [ ], whose address is [ ] and that such Warrant Certificate be delivered to [ ], whose address is [ ].
In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) or Section 6.2 of the Warrant Agreement, as applicable.
In the event the Warrant is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(b) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) of the Warrant Agreement.
In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.
In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [ ], whose address is [ ] and that such Warrant Certificate be delivered to [ ], whose address is [ ].
[Signature Page Follows]

Date: [ ], 20______

(Signature)
(Address)

(Tax Identification Number)
Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

Annex B
ELECTION TO PURCHASE
The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [ ] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Ermenegildo Zegna N.V. (the “Company”) in the amount of $[ ] in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of [ ], whose address is [ ] and that such Ordinary Shares be delivered to [ ] whose address is [ ]. If said [ ] number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [ ], whose address is [ ] and that such Warrant Certificate be delivered to [ ], whose address is [ ].
In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable.
In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.
In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.
In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [ ], whose address is [ ] and that such Warrant Certificate be delivered to [ ], whose address is [ ].
[Signature Page Follows]

Date: [ ], 20______

(Signature)
(Address)

(Tax Identification Number)
Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED